================================================================================

As filed with the Securities and Exchange Commission on June 27, 2003


                                                     Registration No. 333-104068
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                AMENDMENT NO. ONE
                                       TO
                                    FORM S-2


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                     B.F. Saul Real Estate Investment Trust
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    Maryland
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                      6712
--------------------------------------------------------------------------------
            (Primary standard industrial classification code number)

                                   52-6053341
--------------------------------------------------------------------------------
                     (I.R.S. employer identification number)

          7501 Wisconsin Avenue, Bethesda, Maryland 20814 301-986-6000
--------------------------------------------------------------------------------
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                               Henry Ravenel, Jr.
          7501 Wisconsin Avenue, Bethesda, Maryland 20814 301-986-6000
--------------------------------------------------------------------------------
            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)

================================================================================

                          Copies of correspondence to:
                            Thomas H. McCormick, Esq.
                                Shaw Pittman LLP
                               2300 N Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-8000

        Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------
  Title of Each          Amount      Proposed       Proposed        Amount of
     Class of            To Be        Maximum        Maximum      Registration
    Securities         Registered    Offering       Aggregate        Fee (1)
 To Be Registered                    Price Per      Offering
                                       Unit           Price
------------------------------------------------------------------------------
Notes Due From
 One Year to Ten
 Years From Date
 of Issue            $  50,000,000         100%   $  50,000,000   $      4,045
------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement is to become effective in accordance with Section 8(a) of the Securities Act or until the registration statement becomes effective on the date the SEC, acting under Section 8(a), determines.

                                   $50,000,000

                     B.F. SAUL REAL ESTATE INVESTMENT TRUST
                                 UNSECURED NOTES

                  Due one year to ten years from date of issue
      Interest payable each six months from date of issue and at maturity
                           Minimum Investment: $5,000


                                            Interest
                        Note Maturities      Rate
                        From Issue Date    Per Annum
                        ---------------    ---------
                        One Year                 3.5%
                        Two Years                4.0%
                        Three Years              5.0%
                        Four Years               5.5%
                        Five Years               6.5%
                        Six Years                7.0%
                        Seven Years              7.0%
                        Eight Years              8.0%
                        Nine Years               8.0%
                        Ten Years                8.0%
                        ----------------------------

                                            Per Note       Total
                                            --------   -------------
         Public Offering Price                   100%  $  50,000,000
         Proceeds to Trust Before Expenses       100%  $  50,000,000


                                 ---------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

There is no established trading market for the notes, and the Trust does not anticipate that an active trading market will be established. These notes are unsecured obligations and are not guaranteed or insured by the FDIC or any other government agency. Furthermore, an investment in the notes involves significant risks.

See "Risk Factors" beginning on page 5 for a discussion of material risks that you should consider before you invest in the notes being sold by this prospectus.

                 The date of this prospectus is ______________.

                                TABLE OF CONTENTS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................   3

B.F. SAUL REAL ESTATE INVESTMENT TRUST...................................   3

PROSPECTUS SUMMARY ......................................................   4

RISK FACTORS ............................................................   5

FORWARD LOOKING STATEMENTS DISCLOSURE....................................  13


USE OF PROCEEDS .........................................................  13


PLAN OF DISTRIBUTION ....................................................  13


HOW TO PURCHASE NOTES ...................................................  13


DESCRIPTION OF NOTES ....................................................  14


EXPERTS .................................................................  19


LEGAL MATTERS ...........................................................  19


WHERE YOU CAN FIND MORE INFORMATION .....................................  19

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The following documents, which have been filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and which accompany this Prospectus, are incorporated in this Prospectus by reference and made a part hereof:

     . Our Annual Report on Form 10-K for the fiscal year ended September 30, 2002, as amended by Amendment No. 1 to the Annual Report on Form 10-K,

     .  Our Quarterly Report on Form 10-Q for the quarter ended December 31,
     2002,

     .  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, copies of our Annual Report on Form 10-K for the fiscal year ended September 30, 2002, as amended, and our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2002 and March 31, 2003, except for the exhibits to such documents. Such request should be directed to B.F. Saul Real Estate Investment Trust, 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814, Attention: Henry Ravenel, Jr. (telephone number (301) 986-6207).


                     B.F. SAUL REAL ESTATE INVESTMENT TRUST


We operate as a Maryland statutory real estate investment trust. We do not operate as a real estate investment trust for federal income tax purposes. Our principal business activity is the ownership and development of income-producing properties. In addition, we own 80% of the outstanding common stock of Chevy Chase Bank, F.S.B., whose assets accounted for 96% of our consolidated assets at September 30, 2002. By virtue of our ownership of a majority interest in Chevy Chase Bank, we are considered to be a savings and loan holding company subject to certain government regulations.



References to the "Trust," "we," "us," and "our" used in this Prospectus refers to the combined entity, which includes B.F. Saul Real Estate Investment Trust and its subsidiaries, including Chevy Chase Bank and its subsidiaries. The term "Real Estate Trust" refers to B.F. Saul Real Estate Investment Trust and its subsidiaries, excluding Chevy Chase Bank and its subsidiaries. The operations conducted by the Real Estate Trust are designated as "Real Estate," while the business conducted by Chevy Chase and its subsidiaries is identified as "Banking."


Real Estate. Our long-term business objectives are to increase cash flow from operations and to maximize the capital appreciation of our real estate. Our properties are located predominantly in the mid-atlantic and southeastern regions of the United States and consist principally of hotels, office and industrial projects and undeveloped land parcels.


The Real Estate Trust does not operate with the goal of maximizing its net income on an accounting or tax basis. Rather, the business of the Real Estate Trust is managed to maximize its operating cash flow and to invest in properties with long-term appreciation potential. The Real Estate Trust generally invests excess cash flow in additional properties or capital improvements to existing properties. Due in part to the Real Estate Trust's substantial non-cash expenses, most notably, its depreciation expense with regard to its real properties, the Real Estate Trust has in recent years recorded losses for accounting and tax purposes. Due to the consolidation of the Real Estate Trust and Chevy Chase Bank, the Real Estate Trust's tax losses are used by Chevy Chase Bank to off-set Chevy Chase Bank's taxable income, for which Chevy Chase Bank compensates the Real Estate Trust with cash tax sharing payments under a tax sharing agreement.


The Real Estate Trust has significant relationships with B.F. Saul Company (the "Saul Company") and two of its wholly owned subsidiaries, B.F. Saul Advisory Company L.L.C., formerly known as B.F. Saul Advisory Company (the "Advisor"), and B. F. Saul Property Company, formerly known as Franklin Property Company. Saul Company, founded in 1892, specializes in real estate investment services including acquisitions, financing, management and leasing, and insurance. Certain of our officers and trustees are also officers and/or directors of Saul Company, the Advisor and B. F. Saul Property Company.

The Advisor acts as the Real Estate Trust's investment advisor and manages the day-to-day financial, accounting, legal and administrative affairs of the Real Estate Trust. B. F. Saul Property Company acts as leasing and management agent for the income-producing properties owned by the Real Estate Trust, and plans and oversees the development of new properties and the expansion and renovation of existing properties.


Banking. Chevy Chase Bank is a federally chartered and federally insured stock savings bank which conducts business primarily in the metropolitan Washington, D.C. area. The bank has its home office in McLean, Virginia and its executive offices in Bethesda, Maryland. At March 31, 2003, the bank had total assets of $11.6 billion and total deposits of $8.0 billion. Based on total consolidated assets at March 31, 2003, Chevy Chase Bank is the largest bank headquartered in the Washington, D.C. metropolitan area.


Our executive offices of are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814 and the sales office for the notes offered pursuant to this Prospectus is located at 3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814. Our telephone number is 301-986-6207.

                                  THE OFFERING

This section highlights information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

Securities Offered...... We are offering $50,000,000 in principal amount of notes with varying interest rates as fixed from time to time by us.

Maturity Date........... The notes will mature from one to ten years from the date of issue, as selected by you.

Interest Payment Dates.. Interest on the notes will be payable each six months after the date of issue and at maturity.


Seniority............... The notes will be unsecured obligations and will rank junior to the Real Estate Trust's secured debt, which at March 31, 2003 totaled $533.4 million. In addition, the notes will rank equally with all of the Real Estate Trust's other unsecured debt, which, including outstanding unsecured notes previously issued in prior offerings or issued pursuant to the Registration Statement of which this Prospectus form a part, totaled $54.7 million at March 31, 2003.


Set Asides.............. We have not set aside any money for the purpose of paying principal and interest on the notes.

Independent Review...... No independent rating agency has reviewed the terms of the notes to determine whether they are a suitable investment.

Redemption.............. At our sole option, we can repurchase from you for the same price you paid us any note that has been outstanding for more than one year. We can redeem the note on the first anniversary of the date of issue or on any interest payment date afterwards.

Covenants............... The indenture under which the notes will be sold does not impose any restrictions on our ability to pay dividends, make distributions to our shareholders including the distribution of our stock of Chevy Chase
                         Bank), incur debt or issue additional securities.

Claims of Noteholders... You will not have any claim on the assets of Chevy
                         Chase Bank and you may look only to our earnings and assets for the payment of interest and principal on your notes.

Use of Proceeds......... We will use the net proceeds of the offering of these notes primarily to repay our maturing unsecured notes previously issued in prior offerings or issued in this offering. Any proceeds not used to repay maturing notes will be used for other general corporate purposes.

                                  RISK FACTORS

An investment in these notes involves significant risks and therefore is suitable only for persons who understand those risks and their consequences and who are able to lose their entire investment. You should consider the following risks in addition to the other information set forth in this prospectus before making your investment decision.

Risks Relating to these Notes
-----------------------------

The notes are not secured by the Real Estate Trust or Chevy Chase Bank and you will only be paid principal and interest on your notes after other debts have been paid.


Because the notes are unsecured, they will be effectively subordinated to any of our secured debt and other senior obligations to the extent of the value of the assets securing the debt. As a result, you are only entitled to receive payments of principal and interest on your notes from the funds and assets of the Real Estate Trust available after our secured debt and other senior obligations have been paid. You will not have any claim on the assets of Chevy Chase Bank. As of March 31, 2003, the Real Estate Trust's secured debt was $533.4 million, including $200 million of debt secured by the common stock of Chevy Chase Bank owned by us. In addition, we will pay principal and interest on your notes at the same time we make payments on the Real Estate Trust's other unsecured debt, including outstanding unsecured notes previously issued in prior offerings or issued pursuant to the Registration Statement of which this Prospectus forms a part, which totaled $54.7 million as of March 31, 2003. See "Description of Notes - General."


We are using the proceeds from the sale of these notes primarily to repay our maturing unsecured notes. As a result, we will need to rely on other sources of funds to pay principal and interest on your notes.

We are using the proceeds from the sale of these notes primarily to repay our maturing unsecured notes and are not investing the proceeds in the Real Estate Trust's business or setting aside money to pay principal and interest on the notes.

Our management has complete discretion in allocating 100% of the proceeds of this offering. As a result, we will need to rely on other sources of funds to pay principal and interest on your notes. In the future, our ability to make these payments will depend on our available cash and our ability to borrow additional funds. In addition, we may sell additional notes in the future as a source of funds to pay principal and interest on your notes. However, we cannot guarantee that we will have sufficient funds in the future to make payments of principal and interest on your notes. In fiscal 2002, the Real Estate Trust sold $12.5 million in new notes and repaid principal on $8.0 million in maturing notes. For the first six months of fiscal 2003, the Real Estate Trust sold $5.8 million in new notes and repaid principal on $6.3 million in maturing notes. See "Use of Proceeds."


The terms of the notes do not limit our ability to distribute our equity interest in Chevy Chase Bank to our shareholders, which may diminish our ability to make payments on your notes and diminish your recourse as an unsecured creditor.


The indenture under which the notes will be issued does not include covenants that prohibit the Trust from distributing to its shareholders the Trust's equity interest in Chevy Chase Bank in a transaction commonly referred to as a "spin-off." See "Description of Notes - Certain Covenants." In the event we were to complete such a spin-off, we would no longer consolidate Chevy Chase Bank into our financial statements and no longer receive dividend or tax sharing payments from Chevy Chase Bank, both of which are used to meet our current cash needs. However, in connection with any spin-off, we would also transfer $200 million of debt currently secured by the common stock of Chevy Chase Bank owned by us to Chevy Chase Bank or any newly formed holding company of the bank. Accordingly, we would no longer have to pay $19.5 million of annual interest payments. In addition, following any such spin-off, the Trust would no longer own 80% of the outstanding common stock of the bank. Therefore, any residual value of our ownership interest in the bank in excess of the $200 million of debt transferred by the Trust will no longer be available to unsecured creditors of the bank, including you as a noteholder. We do not have any current plan to effect a spin-off of our equity interest in the bank.



The following chart sets forth certain historical financial information for the year ended September 30, 2002 and for the six months ended March 31, 2003, and certain unaudited pro forma financial information for the year ended September 30, 2002 and for the six months ended March 31, 2003 presented as if the spin-off had been completed as of October 1, 2001 and October 1, 2002, respectively.



As a result, the unaudited pro forma financial information for the year ended September 30, 2002 gives effect to:

     . the elimination of approximately $21.7 million of dividend and tax sharing payments received from the bank during fiscal 2002, and

     . the elimination of $19.5 million of interest payments on the $200 million of debt transferred by the Trust to the bank on October 1, 2001.


The unaudited pro forma financial information for the six months ended March 31, 2003 gives effect to:

     . the elimination of approximately $13.8 million of dividend and tax sharing payments received from the bank during the first six months of fiscal 2003, and

     . the elimination of $9.8 million of interest payments on the $200 million of debt transferred by the Trust to the bank on October 1, 2002.

                                                  For the Six Months Ended           For the Year Ended
                                                       March 31, 2003                September 30, 2002
                                                ------------------------------------------------------------
(Dollars in thousands)                           Historical      Pro Forma       Historical      Pro Forma
                                                ------------------------------------------------------------

Cash flow data (Real Estate only):
Net cash provided by (used in) operating
 activities                                     $     (6,855)   $    (10,928)   $      7,657    $      5,490
Net cash provided by (used in) investing
 activities                                           (1,149)         (1,149)          5,461           5,461
Net cash used in financing activities                 (1,015)         (1,015)        (13,015)        (13,015)
                                                ------------    --------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                          (9,019)        (13,092)            103          (2,064)
Cash and cash equivalents at beginning of
 period                                               13,963          13,963          13,860          13,860
                                                ------------    --------------------------------------------
Cash and cash equivalents at end of period      $      4,944    $        871    $     13,963    $     11,796
                                                ============    ============================================
Operating data:
Operating income (loss)                         $     45,932    $     (3,042)   $     84,034    $        (48)
Net income (loss)                               $     12,451    $     (2,028)   $     25,907    $       (102)
Fixed charges (included in operating income
 (loss)) (1)                                    $    141,092    $     15,644    $    339,247    $     31,561
Available earnings (2)                          $    181,295    $     14,373    $    410,433    $     33,665

(1) Fixed charges (included in operating
 income (loss)):
Real estate
Interest and debt expense                       $     25,394    $     15,644    $     51,061    $     31,561
Banking
Preference security dividend requirements of
 consolidated subsidiary                               7,500              --          15,000              --
Interest expense                                     108,198              --         273,186              --
                                                ------------    --------------------------------------------
Total fixed charges (included in operating
 income (loss))                                 $    141,092    $     15,644    $    339,247    $     31,561
                                                ============    ============================================
(2) Available earnings:
Operating income (loss)                         $     45,932    $     (3,042)   $     84,034    $        (48)
Equity in earnings of unconsolidated entities         (4,184)         (4,184)         (9,057)         (9,057)
Distributions from unconsolidated entities             5,955           5,955          11,496          11,496
Capitalized interest                                      --              --            (287)           (287)
Preference security dividend requirements of
 consolidated subsidiary                              (7,500)             --         (15,000)             --
                                                ------------    --------------------------------------------
                                                      40,203          (1,271)         71,186           2,104
Total fixed charges (included in operating
 income (loss))                                      141,092          15,644         339,247          31,561
                                                ------------    --------------------------------------------
Total available earnings                        $    181,295    $     14,373    $    410,433    $     33,665
                                                ============    ============================================


The terms of the notes do not limit our ability to pay dividends, make distributions, issue additional securities or borrow money, any of which may diminish our ability to make payments on your notes.


The indenture under which the notes will be issued does not include certain covenants intended to protect the rights of investors which are customary in indentures for similar public debt securities. In particular, the indenture does not limit our ability to pay dividends, make distributions, issue additional securities or borrow money. However, our ability to pay dividends, make distributions, issue additional securities and borrow money is limited by various other agreements to which we are a party, including the indenture for our outstanding 9 3/4% Senior Secured Notes due 2008. See "Description of Notes
- General."

We can repurchase the notes from you before you have received the full benefit of your investment.


At our option, we can repurchase from you at the same price you paid us any note that has been outstanding for more than one year. If market interest rates are lower at the time we repurchase your notes than they were when you bought the notes, you may not be able to reinvest your money at the same rate as your note. Furthermore, if we choose to repurchase any of the notes prior to maturity, we will have less money available to pay principal and interest on the remaining outstanding notes. See "Description of Notes - Redemption of Notes."


No independent rating agency, underwriter, broker or dealer has reviewed the terms of the notes to determine if they are a suitable investment for you.


We have not used and do not intend to use an underwriter or selling agent to sell these notes. In addition, the notes have not been rated by an independent rating agency. As a result, you will not have the benefit of an independent review of us, the terms of the notes and the accuracy and completeness of the information contained in the prospectus that a rating agency, underwriter or other selling agent might provide if they were involved in selling the notes. The officers of the Trust who will be selling these notes to you are not registered with the Securities and Exchange Commission as brokers or dealers, so they will not be in a position to determine the suitability of these notes for your investment profile and objectives. You must decide for yourself or seek investment advice to determine whether these notes represent a suitable investment for you. See "Plan of Distribution."


Risks Relating to Our Business
------------------------------


If we are not able to sell these notes on an ongoing basis, our ability to pay principal and interest on the notes may be hurt.



At present, we are selling these notes principally to pay our outstanding unsecured notes as they mature. If we do not sell enough new notes to repay maturing notes, we will need to raise funds from other sources. In fiscal 2002, the Real Estate Trust sold $12.5 million in new unsecured notes and repaid principal on $8.0 million in maturing notes. For the first six months of fiscal 2003, the Real Estate Trust sold $5.8 million in new notes and repaid principal on $6.3 million in maturing notes. See "Use of Proceeds."



If we do not continue to receive dividends and tax sharing payments from Chevy Chase Bank, our ability to pay principal and interest on the notes may be hurt.



To meet our cash needs, we rely, in part, on dividends paid on the common stock of Chevy Chase Bank, of which we own 80%, and payments made by Chevy Chase Bank under the tax sharing agreement. The availability and amount of tax sharing payments and/or dividends in the future depends primarily on:

     . Chevy Chase Bank's operating performance and income, which may be adversely affected by changes in interest rates, the continued growth of Chevy Chase Bank's automobile and commercial loan portfolios, which are riskier than residential mortgage loans, and the concentration of Chevy Chase Bank's business in the Washington, DC area;

     . restrictions imposed by Chevy Chase Bank's regulators, including the fact that the regulators may not permit Chevy Chase Bank to pay dividends if it does not remain "well capitalized";

     . restrictions on Chevy Chase Bank's ability to pay dividends imposed by the indentures for its outstanding subordinated debt; and

     . in the case of tax sharing payments, the continued consolidation of Chevy Chase Bank and its subsidiaries with the Real Estate Trust for federal income tax purposes.



If Chevy Chase Bank does not pay sufficient dividends or make sufficient payments under the tax sharing agreement, we will need to raise funds from other sources. In fiscal 2002, Chevy Chase Bank paid us $16.0 million in dividends and $5.7 million in tax sharing payments. In the first six months of fiscal 2003, Chevy Chase Bank paid us $8.0 million in dividends and $5.8 million in tax sharing payments. In addition, at March 31, 2003, the amount of tax sharing payments due to us from the bank was $6.8 million.


The Real Estate Trust has historically experienced losses, before taking into account asset sales, which may affect our ability to pay principal and interest on the notes.


Historically, in prior fiscal years, we have had losses before accounting for gains from the sale of properties and before the consolidation of Chevy Chase Bank into our financial statements. For fiscal 2002 and for the first six months on fiscal 2003, these losses were $19.5 million and $12.8 million, respectively. If we did not consolidate Chevy Chase Bank into our financial statements, our overall operating results in fiscal 2002, the first six months of fiscal 2003 and prior years would have been worse. If we continue to operate at a loss and we do not receive dividends and tax sharing payments from Chevy Chase Bank or funds from other sources, our ability to pay principal and interest on the notes will be significantly diminished.


Historically, the fixed expenses of our real estate operations have been greater than our earnings generated by our real estate operations available to pay those expenses, which may hurt our ability to pay principal and interest on the notes.


During the past five fiscal years, we had sufficient funds available to pay our required interest, debt and ground rent expenses. On a consolidated basis, our total available earnings exceeded our fixed charges by $40.2 million, $71.1 million, $82.8 million, $52.6 million, $71.6 million, and $156.4 million in the first six months of fiscal year 2003 and fiscal years 2002,2001, 2000, 1999 and 1998, respectively. However, the fixed charges of our real estate operations exceeded the earnings generated by our real estate operations for the first six months of fiscal 2003 and for four of our last five fiscal years, including fiscal year 2002. We cannot assure that, in future fiscal years, the revenues generated by our real estate operations will exceed the fixed charges of our real estate operations. As a result, during the first six months of fiscal 2003 and during each of the past five fiscal years, except fiscal year 2001, the Real Estate Trust depended on the receipt of dividends and tax sharing payments from Chevy Chase Bank to pay its fixed charges, including payment of principal and interest on the notes. Excluding the dividend and tax sharing payments from Chevy Chase Bank, the Real Estate Trust's fixed charges would have exceeded its available earnings by $11.0 million, $17.4 million, $2.5 million, $7.1 million, and $12.0 million in the first six months of fiscal 2003 and in fiscal years 2002, 2000, 1999 and 1998, respectively. If the Real Estate Trust is unable to fund any future shortfall between available earnings and required payments with payments from Chevy Chase Bank or from other sources, its ability to pay principal and interest on the notes will be significantly diminished.



Many real estate costs are fixed, even if income from our properties decreases.


Most of our operating expenses and almost all of our debt service payments associated with the operation of our income-producing properties are fixed, while the income generated from these properties can significantly fluctuate, for example by reductions in occupancy and rental rates. In addition, the operating expenses of income-producing properties can increase due to inflation, increases in real estate taxes and other general economic factors or governmental actions outside our control. As a result, our ability to pay the fixed costs with cash flow produced by our income-producing properties is highly dependent on our ability to maintain or increase rental income and hotel sales revenue.


Our performance is subject to general risks associated with the real estate industry.



Our economic performance is subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay principal and interest on the notes will be adversely affected. We are susceptible to the following real estate industry risks:

     .  economic downturns in the areas where our properties are located;

     . adverse changes in local real estate market conditions, such as oversupply or reduction in demand;

     . changes in tenant preferences that reduce the attractiveness of our properties to tenants;

     .  zoning or regulatory restrictions;

     .  decreases in market rental rates;

     . decreased demand by the general public for the services of the businesses located in our properties, which could, for example, reduce the income we receive from hotel properties, as advance bookings represent only a small portion of overall revenues and can be cancelled;

     . costs associated with the need to periodically repair, renovate and re-lease space; and

     . increases in the cost of adequate maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur even when circumstances such as market factors and competition cause a reduction in revenues from one or more properties, although real estate taxes typically do not increase upon a reduction in such revenues.



The events of September 11, 2001 have adversely affected the performance of some of our properties and may continue to do so.


In addition, rental and hotel income was, and may continue to be, affected by the terrorist attacks of September 11, 2001. The attacks resulted in a sharp reduction in travel affecting the overall financial performance of our hotel properties. We were directly affected by the terrorist attacks of September 11 because of our concentration of hotels in the Washington, DC metropolitan area, one of the sites of the attacks. Eleven of our 18 hotels are located in the Washington, DC metropolitan area. In addition, five of these 11 hotels are within minutes from either Washington Reagan National Airport or Dulles

International Airport, and thus, were more directly affected by the sharp decline in air travel. The two hotels located close to Reagan National were especially affected by Reagan National's prolonged closure and limited flight schedule for a period following reopening.


We may be unable to sell properties when appropriate because real estate investments are illiquid.



Real estate investments, including ours, tend to be relatively illiquid, meaning that they can not be sold quickly for cash. This lack of liquidity limits our ability to promptly change the types of properties we own in response to changes in economic, demographic, social, financial and investment conditions. Our inability to respond quickly to adverse changes in the performance of our investments could have an adverse effect on our ability to pay principal and interest on the notes.



Environmental laws and regulations could reduce the value or profitability of our properties.



All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to hazardous materials, environmental protection and human health and safety. Under various federal, state and local laws, ordinances and regulations, we and our tenants may be required to investigate and clean up certain hazardous or toxic substances released on or in properties we own or operate, and also may be required to pay other costs relating to hazardous or toxic substances. This liability may be imposed without regard to whether we or our tenants knew about the release of these types of substances or were responsible for their release. The presence of contamination or the failure properly to remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. We are not aware of any environmental condition with respect to any of our properties that management believes would have a material adverse effect on our business, assets or results of operations taken as a whole. The uses of any of our properties prior to our acquisition of the property and the building materials used at the property are among the property-specific factors that will affect how the environmental laws are applied to our properties. If we are subject to any material environmental liabilities, the liabilities could adversely affect our results of operations and our ability to meet our obligations.



We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. Our tenants, like many of their competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs associated with complying with these laws and regulations, which will adversely affect their potential profitability.



Generally, our tenants must comply with environmental laws and meet remediation requirements. Our leases typically impose obligations on our tenants to indemnify us from any compliance costs we may incur as a result of the environmental conditions on the property caused by the tenant. If a lease does not require compliance or if a tenant fails to or cannot comply, we could be forced to pay these costs. If not addressed, environmental conditions could impair our ability to sell or re-lease the affected properties in the future or result in lower sales prices or rent payments.

Our insurance coverage on our properties may be inadequate.



We carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood and rental loss. We also carry environmental insurance on most of our properties. These environmental policies contain coverage limitations. We believe this coverage is of the type and amount customarily obtained for or by an owner of real property assets. We intend to obtain similar insurance coverage on subsequently acquired properties.



As a consequence of the September 11, 2001 terrorist attacks and other significant losses incurred by the insurance industry, the availability of insurance coverage has decreased and the prices for insurance have increased. As a result, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed. Events such as these could adversely affect our results of operations and our ability to meet our obligations.



We may be required to make payments to Chevy Chase Bank.


If, in any fiscal year, Chevy Chase Bank has a net operating loss, we would be required under the tax sharing agreement with the bank to make payments to the bank if we or any of our affiliated companies use that loss to offset our taxable income. If Chevy Chase Bank has a net operating loss that is not used by us in that year to offset our taxable income, Chevy Chase Bank can use those losses to obtain a refund from the IRS of taxes paid in previous years or to obtain a refund from us of tax sharing payments paid by the bank to us, or both, depending on the amount of losses and the taxable year in which they occurred.


As of June 15, 2003, the amount of the tax sharing payments that the Real Estate Trust received from the Bank and that is subject to recapture should the Bank have future tax losses is $26.3 million. In addition, the Trust currently anticipates that it will receive an additional $8.7 million in tax sharing payments from the Bank on or before September 30, 2003. Once received, these payments will also be subject to recapture should the Bank have future tax losses. In future years, the amount of the tax sharing payments that is subject to recapture will vary based on the actual amounts of taxable income and losses generated by the Real Estate Trust and by Chevy Chase Bank.



In addition, we may, if Chevy Chase Bank's regulatory capital falls below certain levels, be required to contribute capital to Chevy Chase Bank.



If we are required to make these payments, our funds available to pay principal and interest on the notes will be reduced.


Other Risks
-----------

Our Declaration of Trust does not contain investment or borrowing limitations which protect your investment in the notes.

With certain minor exceptions, our Declaration of Trust does not require us to invest our assets in any particular manner. The Board of Trustees, in their discretion, may change the mix of our investment portfolio at any time or make new types of investments, so long as the investments are not prohibited by the Declaration of Trust or by any indentures, loan documents or other agreements applicable to us. In addition, the Declaration of Trust does not limit the amount of money we can borrow or the types of debt securities we can issue, including additional notes or debt securities which are senior to the notes.

                      FORWARD LOOKING STATEMENTS DISCLOSURE

This prospectus contains forward looking statements which can be identified by the use of terminology such as "may," "will," expect," "anticipate," "estimate," "continue," or other similar words. Although we believe that our expectations reflected in the forward-looking statements are based on reasonable assumptions, these expectations may not prove to be correct. Important factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include those set forth in the "Risk Factors" section of this prospectus, as well as general economic, business and market conditions, changes in Federal and local laws and regulations and increased competitive pressures.

                                 USE OF PROCEEDS


We will use the net proceeds from the sale of these notes primarily to retire our maturing unsecured notes previously issued in prior offerings or issued in this offering. At March 31, 2003, $6.1 million principal amount of our unsecured notes were scheduled to mature in the last six months of fiscal 2003. The interest rates on outstanding unsecured notes scheduled to mature during this period vary from 5% to 12% per annum. Any proceeds not used to pay maturing notes will be used for other general corporate purposes. This offering is not contingent on the sale of any minimum amount of notes.


                              PLAN OF DISTRIBUTION

The notes will not be distributed through underwriters, brokers or dealers and will be sold only by us acting through one or more of our duly authorized officers. Such officers are salaried employees of Saul Company and do not receive any compensation in connection with their participation in the offering and sale of the notes in the form of commissions or other remuneration based either directly or indirectly on sales of the notes. Although we do not pay the officers who participate in the offering and sale of the notes, we do pay the Advisor a fee of 2% of the principal amount of the notes as they are issued to offset its costs of administering the note program. Notes will be available for sale only at our office in Bethesda, Maryland. See "How to Purchase Notes." The offering of the notes by this prospectus will terminate when all of the notes have been sold. See "Description of Notes -- General." We may also terminate the offering of the notes at any time without notice.

                              HOW TO PURCHASE NOTES

You may purchase notes in person at our sales office. Please call 301-986-6207 or 301-986-6271 for an appointment. You may purchase notes by mail by completing the applicable Note Order Form, which may be found at the end of this prospectus, and mailing the form and a check payable to the Trust in the enclosed envelope. In either case, the note, in registered form, will be mailed directly to you by U.S. Bank Trust National Association, the Indenture Trustee for the notes. For further information on how to purchase notes, please telephone (301) 986-6207.

                              DESCRIPTION OF NOTES


The notes will be issued under an Indenture dated as of April 14, 2003 between the Trust and U.S. Bank Trust National Association, referred to in this prospectus as the "Indenture Trustee". Included below is a summary of the material terms of the notes and the material provisions of the indenture. The summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by express reference to, the cited sections and articles of, and definitions contained in, the indenture as supplemented, a copy of which has been filed with the Commission as Exhibit 4(a) to the registration statement of which this prospectus forms a part, and which is available as described under "Available Information."


General

The notes are limited to the aggregate principal amount of $50,000,000 offered hereby (Section 3.01). The Trust from time to time may enter into one or more supplemental indentures providing for the issuance of additional notes without the consent of the holders of outstanding notes (Section 9.01).

The notes will be issued in denominations of $5,000 or any amount in excess thereof which is an integral multiple of $1,000. They will be issued in registered form only, without coupons, to mature one to ten years from the date of issue, as selected by the investor. The notes will be unsecured general obligations of the Trust and will be identical except for interest rate, issue date and maturity date (Section 3.02). Except as described below under "Redemption of Certain Notes," the notes will not contain any provisions for conversion, redemption, amortization, sinking fund or retirement prior to maturity.


The notes are not guaranteed or insured and are not secured by any mortgage, pledge or lien. The notes will rank on a parity in right of payment with all unsecured debt of the Real Estate Trust. At March 31, 2003, the Real Estate Trust's unsecured debt totaled $54.7 million.


Each note will bear interest from the date of issue to the date of maturity at the annual rate stated on the face thereof. Such interest will be payable semiannually, six months from the date of issue and each six months thereafter, and at maturity, to the persons in whose names the notes are registered at the close of business on the 20th day preceding such interest payment dates. Interest rates applicable to notes will be subject to change by the Trust from time to time, but no such change will affect any notes issued prior to the effective date of such change (Section 3.01). Based on the amount of a proposed investment in notes or the aggregate principal amount of the Real Estate Trust's outstanding unsecured notes held by a prospective investor, the Trust may offer to pay interest on a note of any maturity at an annual rate of up to 2% in excess of the interest rate shown on the cover page of this prospectus for a note of such maturity.

At maturity of any note, principal will be payable upon surrender of such note without endorsement at U.S. Bank Trust National Association, 100 Wall Street Suite 1600, New York, New York 10005. Interest payments will be made by the Trust by check mailed to the person entitled thereto (Sections 3.01 and 10.02). Notes must be presented at the above office of the Indenture Trustee for registration of transfer or exchange and for payment at maturity. No service charge will be imposed for any transfer or exchange of notes, but the Trust may require payment to cover taxes or other governmental charges that may be assessed in connection with any such transfer or exchange (Section 3.05).

The indenture does not impose any restrictions on the Trust's ability to pay dividends or other distributions to its shareholders, to incur debt or to issue additional securities.

There is no established trading market for the notes, and the Trust does not anticipate that an active trading market will be established.

Certain Covenants

The Indenture contains the following covenants.

Existence. Except as permitted under "Consolidation, Merger or Sale of Assets," the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect its existence as a Maryland real estate investment trust, rights (as such) and franchises; provided, however, that the Trust shall not be required to preserve any right or franchise if the Board of Trustees determines that the preservation of the right or franchise is no longer desirable in the conduct of the business of the trust and that the loss thereof is not disadvantageous in any respect to the noteholders. (Section 10.07).

Maintenance of Properties. The Trust will cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Trust is not prevented from discontinuing the operation and maintenance of any of its properties if such discontinuance is, in the judgment of the Trust, desirable in the conduct of its business and not disadvantageous in any material respect to the noteholders. (Section 10.05).

Insurance. The Trust maintain insurance with responsible insurance companies on its properties and against claims to which it may be exposed to the same extent as is carried by organizations owning similar properties engaged in a similar business and in accordance with good business practice or, in lieu thereof, the Trust will maintain a system of self-insurance which will accord with the practices of such organizations. (Section 10.08).

Payment of Taxes and Other Claims. The Trust will pay or discharge or cause to be paid or discharged, before they shall become delinquent:
..  all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and .. all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property;
provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. (Section 10.04).

Consolidation, Merger or Sale of Assets.

The Trust may consolidate with or merge into any other entity, or convey or transfer its properties and assets substantially as an entirety to any person or entity, provided that the Trust satisfies all of the following conditions:
.. the surviving entity must be an entity duly organized and validly existing under U.S. laws, any state or the District of Columbia, and the surviving entity must expressly assume, by a supplemental indenture in a form reasonably satisfactory to the Indenture Trustee, the due and punctual payment of the principal of and interest on all the notes and the performance of every covenant of the Indenture on the party of the Trust to be performed or observed;

.. immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing; and
.. the Trust has delivered to the Indenture Trustee an officers' certificate and an opinion of counsel, each to the effect that each consolidation, merger, conveyance or transfer and the supplemental indenture relating to such transaction comply with the provisions of the Indenture and that all conditions precedent provided for in the Indenture relating to the transaction have been complied with. (Section 8.01).

Notwithstanding the foregoing, the Trust may, at any time, as long as no event of default has occurred and is continuing, without the consent of the noteholders, transfer the capital stock of the Bank, or the capital stock of any direct or indirect subsidiary of the Trust whose sole asset is the capital stock of the Bank, along with any capital contribution or other transfer in amounts deemed appropriate by the Trust in its sole discretion, to any other person or entity. Notice of any such transfer will be mailed to the Indenture Trustee at least 30 days prior to the date of the transfer. (Section 8.03).

Redemption of Notes

The Trust may, at its sole election, redeem any of the notes having a stated maturity of more than one year from date of issue on any interest payment date with respect to such note on or after the first anniversary of the date of issue of such note at a redemption price, exclusive of the installment of interest due on the redemption date, payment of which shall have been made or duly provided for to the registered holder on the relevant record date, equal to the principal amount of the note so redeemed. (Section 11.01). Notes called for redemption will not bear interest after the redemption date. (Section 11.07).

If fewer than all of the notes having a stated maturity of more than one year and the same interest payment date as the redemption date are to be redeemed, the particular notes to be redeemed will be selected by such method as the Trust shall deem appropriate and may include redemption of notes with higher interest rates first. (Section 11.04).

Events of Default and Notice Thereof

The indenture provides that an "Event of Default" with respect to the notes will result upon the occurrence of any of the following:

.. default in the payment of any interest upon any note when it becomes due and payable, and continuance of such default for a period of 30 days;

.. default in the payment of the principal of and premium, if any, on any note at its maturity;

.. default in the performance, or breach, of any covenant or warranty of the Trust in the indenture, other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the indenture specifically dealt with, and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trust by the Indenture Trustee or to the Trust and the Indenture Trustee by the holders of at least 25% in principal amount of the notes outstanding, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the indenture;

..  certain events of bankruptcy or insolvency affecting the Trust; or

.. The Advisor ceases to be the investment advisor to the Trust without being immediately replaced by another entity the majority voting interest of which is owned by the Saul Company, B. Francis Saul II, our Chairman and Chief Executive Officer, B. Francis Saul III, our Secretary and Senior Vice President, members of their immediate families, or trusts created solely for the benefit of the foregoing persons (Section 5.01).

Within 90 days after the occurrence of a default, the Indenture Trustee is required to give the noteholders notice of all defaults known to it; provided that, except in the case of a default in the payment of principal of, and premium if any, or interest on, any of the notes, the Indenture Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the noteholders (Section 6.02). If an Event of Default occurs and is continuing, the Indenture Trustee or the holders of not less than 25% in principal amount of the notes outstanding may declare the principal of all the notes to be due and payable immediately, by a notice in writing to the Trust, and to the Indenture Trustee if given by noteholders, and upon any such declaration such principal will become immediately due and payable (Section 5.02). At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the holders of a majority in principal amount of the notes outstanding, by written notice to the Trust and the Indenture Trustee, may rescind and annul such declaration and its consequences if

(1) the Trust has paid or deposited with the Indenture Trustee a sum sufficient to pay:

..  all overdue installments of interest on all notes;

.. the principal of and premium, if any, on any notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes;

.. to the extent that payment of such interest is lawful, interest upon overdue installments of interest at the rate borne by the notes; and

.. all sums paid or advanced by the Indenture Trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel; and

(2) all Events of Default, other than the nonpayment of the principal of notes which have become due solely by such acceleration, have been cured or have been waived as provided in the indenture (Section 5.02).

The indenture provides that if (1) default is made in the payment of any interest on any note when such interest becomes due and payable and such default continues for a period of 30 days, or (2) default is made in the payment of the principal of or premium, if any, on any note at the maturity thereof, the Trust will, upon demand of the Indenture Trustee, pay to it, for the benefit of the holders of such notes, the whole amount then due and payable on such notes for principal and premium, if any, and interest, with interest upon the overdue principal and premium, if any and, to the extent that payment of such interest is legally enforceable, upon overdue installments of interest, at the rate borne by the notes. (Section 5.03).

In the case of an Event of Default which is not cured or waived, the Indenture Trustee will be required to exercise such of its rights and powers under the indenture, and to use the degree of care and skill in their exercise, that a prudent man would exercise or use under the circumstances in the conduct of his own affairs, but it otherwise need only perform such duties as are specifically set forth in the indenture (Section 6.01). Subject to such provisions, the Indenture Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the noteholders unless they offer to the Indenture Trustee reasonable security or indemnity (Section 6.03).

Modification of Indenture

The indenture, the rights and obligations of the Trust and the rights of the noteholders may be modified by the Trust and the Indenture Trustee without the consent of the noteholders:

.. to evidence the succession of a corporation or other entity to the Trust, and the assumption by any such successor of the covenants of the Trust in the indenture and the notes;

.. to add to the covenants of the Trust or any other obligor upon the notes, for the benefit of the noteholders, or to surrender any right or power conferred in the indenture upon the Trust;

.. to cure any ambiguity, to correct or supplement any provision of the indenture which may be defective or inconsistent with any other provisions, or to make any other provisions with respect to matters or questions arising under the indenture which are not inconsistent with the indenture, provided such action does not adversely affect in any material respect the interests of the noteholders;


.. to create, from time to time, notes in addition to the notes initially issuable under the indenture and any supplemental indenture thereto, which subsequently created notes are identical to the notes initially issuable under the indenture and any supplemental indenture thereto, except for interest rate, issue date and maturity date;

.. to modify, amend or supplement the indenture to effect the qualification of the indenture under the Trust Indenture Act of 1939 and to add to the indenture specified provisions permitted by such Act;


..  to add any additional Events of Default; or

..  to evidence and provide for the acceptance of the appointment of a successor
   Indenture Trustee under the indenture (Section 9.01).

With certain exceptions, the indenture, the rights and obligations of the Trust and the rights of the noteholders may be modified in any manner by the Trust with the consent of the holders of not less than 66-2/3% in aggregate principal amount of the outstanding notes; but no such modification may be made without the consent of each noteholder affected thereby which would (1) change the maturity of the principal of, or any installment of interest on, any note or reduce the principal amount thereof or the interest thereon, or impair the right of such noteholder to institute suit for the enforcement of any such payment on or after the maturity thereof, or (2) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any modification of the indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and the consequences thereof provided for in the indenture (Section 9.02).

Compliance Reports

The Trust and each other obligor on the notes, if any, must deliver annually to the Indenture Trustee, within 120 days after the end of each fiscal year, an officers' certificate stating whether the Trust is in default in the performance and observance of any of the conditions or covenants of the indenture, and if the Trust is in default, specifying all such defaults and the nature and status thereof (Section 10.06).

Reports to Noteholders

The Trust will furnish to the holders of notes such summaries of all quarterly and annual reports which it files with the Commission as may be required by the rules and regulations of the Commission to be furnished to holders of any notes (Section 7.04).

                                     EXPERTS


The consolidated financial statements and schedules of B.F. Saul Real Estate Investment Trust appearing in B.F. Saul Real Estate Investment Trust's Annual Report, as amended (Form 10-K/A, Amendment No. 1) for the year ended
September 30, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains explanatory paragraphs describing (1) a change in accounting method relating to derivative instruments and hedging activities, and (2) the restatement of previously issued financial statements for 2002, 2001 and 2000) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

The legality of the securities offered by this prospectus has been passed upon for the Trust by the firm of Shaw Pittman LLP, Washington, D.C., a partnership including professional corporations. George M. Rogers, Jr., currently a senior counsel of that firm and who was a member of that firm until January, 1999, is a trustee of the Trust and a director of Saul Company and of Chevy Chase Bank.

                       WHERE YOU CAN FIND MORE INFORMATION


The Trust has filed with the Securities and Exchange Commission a Registration Statement on Form S-2 pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, covering the notes being offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. This prospectus is also being accompanied by copies of our Annual Report on Form 10-K for the fiscal year ended September 30, 2002, as amended, and our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2002 and March 31, 2003.


The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. Information as of particular dates concerning the Trust's Trustees, officers and principal holders of securities and any material interest of such persons in transactions with the Trust is set forth in annual reports on Form 10-K, quarterly reports on Form 10-K and current reports on Form 8-K filed with the Commission. Such reports and other information filed by the Trust with the Commission may be inspected and copied at the public reference facilities of the Commission, located at 450 Fifth Street, N.W., Washington, D.C. 20549; 233 Broadway, New York, New York 10279; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, certain of these materials are publicly available through the Commission's web site located at http://www.sec.gov. Because the Trust does not have publicly traded equity or debt securities, the Trust has determined that it is not necessary to maintain a web site. However, as soon as reasonably practicable after with file documents with, or furnish document to, the Commission, we will provide without charge to any person, upon the written or oral request of such person, copies of such filings. Such request should be directed to B.F. Saul Real Estate Investment Trust, 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814, Attention: Henry Ravenel, Jr. (telephone number
(301) 986-6207).

NOTE ORDER FORM

                     B.F. SAUL REAL ESTATE INVESTMENT TRUST

     PLEASE ISSUE A NOTE EXACTLY AS INDICATED BELOW AT THE INTEREST RATE SHOWN ON YOUR CURRENT PROSPECTUS OR SUPPLEMENT THERETO. MY CHECK FOR 100% OF THE PRINCIPAL AMOUNT IS ENCLOSED. I UNDERSTAND THAT MY NOTE WILL BE ISSUED AS OF THE DATE THIS ORDER IS RECEIVED (IF RECEIVED BY NOON) AND THAT YOUR OFFER MAY BE WITHDRAWN WITHOUT NOTICE.

Owner's Name:
             -------------------------------------------------------------------
Address:
             -------------------------------------------------------------------

             -------------------------------------------------------------------

Taxpayer Identification
(Social Security) Number:
                         -------------------------------------------------------

Principal Amount of Note   Maturity from date of issue

(Minimum $5,000):          (circle one):  1  2  3  4  5  6  7  8  9  10 year(s)
                 --------

If the maturity date falls on a Saturday, Sunday, or holiday, it will be changed to the nearest business day. This change will not alter the interest rate.

Under penalties of perjury, I certify (1) that the number shown on this form is my correct taxpayer identification number, and (2) that I am not subject to backup withholding because (a) I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (b) the Internal Revenue Service has notified me that I am no longer subject to backup withholding; or all of the account owners are neither citizens nor residents of the United States and therefore exempt from withholding.

Note: Strike out the language certifying that you are not subject to backup withholding due to notified payee underreporting if the Internal Revenue Service has notified you that you are subject to backup withholding and you have not received notice from the Internal Revenue Service advising that backup withholding has terminated.

--------------                -------------------------------------------------
Date                          Signature

For office use only:
--------------------          -------------------------------------------------
Date rec'd                    Print Name
           ---------
                              -------------------------------------------------
Issue date                    Address (if different from above)
           ---------
                              -------------------------------------------------
Interest rate                 City, State and Zip Code
              ------

                              -------------------------------------------------
                              (Area Code) Telephone Number

                     B.F. SAUL REAL ESTATE INVESTMENT TRUST

Gentlemen:

I (We) hold a Note,
                        number
                                   ------------------------------
   For the principal amount of     $
                                   ------------------------------
              which matures on
                                   ------------------------------

     CHECK ONE OF THE FOLLOWING BOXES:

1. I (We) wish to receive a check for the principal amount - if so, please send note to U.S. Bank Trust National
     Association

2.   I (We) wish to reinvest the principal amount in a new Note as follows:

Principal Amount of Note   Maturity from date of issue
(Minimum $5,000):          (circle one):  1  2  3  4  5  6  7  8  9  10 year(s)
                 --------

The principal amount of the new note may be either increased or decreased in increments of $1,000. In no can case the new principal be less than $5,000. If increased, please send a check payable to B.F. Saul Real Estate Investment Trust for the amount of the increase.

                PLEASE ENCLOSE THE MATURING NOTE AND RETURN TO US

           IF THE NEW NOTE TO BE ISSUED IS TO BE REGISTERED IN A NAME
            OTHER THAN THAT OF THE PRESENT HOLDER(S), OR IF ANY OTHER
                         ALTERATIONS IN THE FORM OF THE
           REGISTRATION ARE REQUIRED, PLEASE PRINT OR TYPE IN THE NEW
                               INFORMATION BELOW.

Name of Owner(s)
                                   --------------------------------------------
                                   Print Name

                                   --------------------------------------------
                                   Print Name
Address:
                                   --------------------------------------------
                                   No.       Street    Apt.

                                   --------------------------------------------
                                   City      State     Zip Code
Telephone Number
                                   --------------------------------------------
                                    Area Code
Federal Identification or
Social Security
                                   --------------------------------------------


----------------------------------                              ---------------
Signature                                                       Date

                                 ACKNOWLEDGEMENT

                     B.F. SAUL REAL ESTATE INVESTMENT TRUST

     Gentlemen:

     I understand and acknowledge that (1) the Note I am purchasing is not a savings account or a deposit and (2) the Note is not insured or guaranteed any federal government agency, including the Federal Deposit Insurance Corporation, or by any state governmental agency.


--------------------                     --------------------------------------
Date                                     Signature

                                         --------------------------------------
                                         Print Name

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

It is estimated that the expenses in connection with the issuance and distribution of the securities are as follows:

Registration fee .........................   $      4,045
Cost of printing and engraving ...........         18,500
Indenture Trustee & Registrar's Fees .....         80,000
Legal fees of counsel for registrant .....        200,000
Accountants' fees ........................         25,000
Payment to B. F. Saul Advisory Company
 for Administering Note Program ..........      1,000,000
Miscellaneous and Advertising ............         30,000
                                             ------------
   Total .................................   $  1,357,545
                                             ============


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the General Corporation Law of Maryland as applicable to REITs and the Second Amended and Restated Declaration of Trust of the Trust, to the maximum extent permitted by Maryland law, the Trust shall, without requiring a preliminary determination of the ultimate entitlement to indemnification, indemnify any trustee, officer or agent of the Trust, or any former trustee, officer or agent, against any and all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or hereafter, by reason of his being or having been such a trustee, officer or agent, except with respect to any matter as to which it shall have been adjudicated that:

       (a) his act or omission was material to the manner giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

       (b) he actually received an improper personal benefit in money, property or services; or

       (c) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful.

In addition, the Trust shall pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by the Trustee, officer or agent or former trustee, officer or agent made a party to a proceeding by reason of such status, provided that the Trust shall have received a written affirmation of his good faith belief that he has met the applicable standard of conduct necessary for indemnification by the Trust as authorized by the Second Amended and Restated Declaration of Trust and a written understanding to repay the amount paid or reimbursed by the Trust if it shall ultimately be determined that the applicable standard of conduct was not met.

ITEM 16.

(a)  EXHIBITS.

 EXHIBITS                              DESCRIPTION
----------  --------------------------------------------------------------------

3.          ORGANIZATIONAL DOCUMENTS

       (a) Second Amended and Restated Declaration of Trust filed with the Maryland State Department of Assessments and Taxation on May 23, 2002 as Exhibit 3(a) to Registration Statement 333-70753 is hereby incorporated by reference.

       (b) Second Amended and Restated By-Laws of the Trust dated as of May 23, 2002 as Exhibit 3(b) to Registration Statement 333-70753 is hereby incorporated by reference.

4.          INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
            INDENTURES


      *(a) Indenture, dated as of April 14, 2003, between the Trust and U.S. Bank National Association, as Trustee, with the respect to the Trust's Unsecured Notes Due for One Year to Ten Years from Date of Issue.


       (b) Indenture dated as of March 25, 1998 between the Trust and Norwest Bank Minnesota, National Association, as Trustee, with respect to the Trust's 9 3/4% Series B Senior Secured Notes due 2008, as filed as Exhibit 4(a) to Registration Statement 333-49937 is hereby incorporated by reference.

       (c) Indenture dated as of September 1, 1992 with respect to the Trust's Unsecured Notes due from One to Ten Years form Date of Issue filed as Exhibit 4(a) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (d) First Supplemental Indenture dated as of January 16, 1997 with respect to the Trust's Unsecured Notes due from One to Ten Years from Date of Issue filed as Exhibit 4(b) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (e) Second Supplemental Indenture dated as of January 13, 1999 with respect to the Trust's Unsecured Notes due from One to Ten Years from Date of Issuance as filed as Exhibit 4(l) to Registration Statement No. 333-70753 is hereby incorporated by reference.


*5.         Opinion of Shaw Pittman LLP with respect to legality of the Notes.


10.         MATERIAL CONTRACTS

       (a) Amended and Restated Advisory Contract dated as of October 1, 1982 by and among the Trust, B.F. Saul Company and B.F. Saul Advisory Company, as subsequently amended, as filed as Exhibit 10(a) to Registration Statement No. 333-70753 is hereby incorporated by reference.

       (b) Assignment and Guaranty Agreement effective May 1, 1972 by and among the Trust, B.F. Saul Company and B.F. Saul Advisory Company, as filed as Exhibit 10(b) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 2001 is hereby incorporated by reference.

       (c) Commercial Property Leasing and Management Agreement effective October 1, 1982 between the Trust and B.F. Saul Property Company filed as Exhibit 10(b) to Registration Statement No. 2-80831 is hereby incorporated by reference.

       (d) Amendments to Commercial Property Leasing and Management Agreement between the Trust and B.F. Saul Property Company dated as of December 31, 1992 (Amendment No. 5), July 1, 1989 (Amendment No. 4), October 1, 1986 (Amendment No. 3), January 1, 1985 (Amendment No. 2) and July 1, 1984 (Amendment No. 1) filed as Exhibit 10(o) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (e) Tax Sharing Agreement dated June 28, 1990 among the Trust, Chevy Chase Bank F.S.B. and certain of their subsidiaries filed as Exhibit 10(c) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (f) First Amendment to Tax Sharing Agreement effective May 16, 1995 among the Trust, Chevy Chase Bank F.S.B. and certain of their subsidiaries, as filed as Exhibit 10(f) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 2001 is hereby incorporated by reference.

       (g) Agreement dated June 28, 1990 among the Trust, B.F. Saul Company, Franklin Development Co., Inc., The Klingle Corporation and Westminster Investing Corporation relating to the transfer of certain shares of Chevy Chase Bank, F.S.B. and certain real property to the Trust in exchange for Preferred Shares of the Trust filed as
            Exhibit 10(d) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (h) Regulatory Capital Maintenance/Dividend Agreement dated May 17, 1988 among B.F. Saul Company, the Trust and the Federal Savings and Loan Insurance Corporation filed as Exhibit 10(e) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 1991 is hereby incorporated by reference.

       (i) Registration Rights and Lock-Up Agreement dated August 26, 1993 by and among Saul Centers, Inc. and the Trust, Westminster Investing Corporation, Van Ness Square Corporation, Dearborn, L.L.C., B.F. Saul Property Company and Avenel Executive Park Phase II, Inc. as filed as Exhibit 10.6 to Registration Statement No. 33-64562 is hereby incorporated by reference.

       (j) First Amendment to Registration Rights and Lock-Up Agreement dated September 29, 1999 by and among Saul Centers, Inc., the Trust, Westminster Investing Corporation, Van Ness Square Corporation, Dearborn Corporation, Franklin Property Company and Avenel Executive Park Phase II, Inc., as filed as Exhibit 10(b) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 2001 is hereby incorporated by reference.

       (k) Exclusivity and Right of First Refusal Agreement dated August 26, 1993 among Saul Centers, Inc., the Trust, B.F. Saul Company, Westminster Investing Corporation, B.F. Saul Property Company, Van Ness Square Corporation, and Chevy Chase Savings Bank, F.S.B. as filed as Exhibit 10.7 to Registration Statement No. 33-64562 hereby incorporated by reference.

       (l) Fourth Amended and Restated Reimbursement Agreement dated as of April 25, 2000 by and among Saul Centers, Inc., Saul Holdings Limited Partnership, Saul Subsidiary I Limited Partnership, Saul Subsidiary II Limited Partnership, Saul QRS, Inc., B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, Dearborn, L.L.C., Avenel Executive Park Phase II, L.L.C., and the Trust, as filed as Exhibit 10(k) to the Trust's Quarterly Report on Form 10-Q (File No. 1-7184) for the fiscal quarter ended March 31, 2000 is hereby incorporated by reference.

       (m) Bank Stock Registration Rights Agreement dated as of March 25, 1998 between the Trust and Norwest Bank Minnesota, National Association, as Trustee, as filed as Exhibit 4(d) to Registration Statement No. 333-49937 is hereby incorporated by reference.

       (n) Note Administration Fee Agreement dated as of February 8, 2002, between the Trust and B.F. Saul Advisory Company L.L.C., as filed as
            Exhibit 10(n) to the Trust's Quarterly Report on Form 10-Q (File No. 1-7184) for the fiscal quarter ended December 31, 2001 is hereby incorporated by reference.

*12. Statement re: Computation of Ratio of Earnings to Fixed Charges - Real Estate Trust.

*12.1 Statement re: Computation of Ratio of Consolidated Earnings to Fixed Charges - Trust.

21. List of Subsidiaries of the Trust, filed as Exhibit 21 to the Trust's 10-K (File No. 1-7184) for the fiscal year ended September 30, 2002, is hereby incorporated by reference.

*23.   (a)  Consent of Ernst & Young LLP.

*      (b)  Consent of Shaw Pittman LLP (included in Exhibit 5).


24. Power of Attorney, as filed on signature page to Registration Statement No. 333-104068 is hereby incorporated by reference.



25. Statement of Eligibility on Form T-1 of U.S. Bank Trust National Association, as filed as Exhibit 25 to Registration Statement No. 333-104068 is hereby incorporated by reference.

----------
*  Filed herewith.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as Indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bethesda, Maryland on this 23rd day of June 2003.


                                          B.F. SAUL REAL ESTATE INVESTMENT TRUST


                                          By:       /s/ B. Francis Saul II
                                             -----------------------------------
                                                   B. Francis Saul II
                                                  Chairman of the Board
                                              (Principal Executive Officer)


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on this 23rd day of June 2003.


          Signature                                Capacity
-------------------------------   ------------------------------------------


    /s/ B. Francis Saul II
-------------------------------   Trustee, Chairman of the Board
      B. Francis Saul II          and Principal Executive Officer


  /s/ Stephen R. Halpin, Jr.
-------------------------------   Vice President and Chief Financial Officer
     Stephen R. Halpin, Jr.       (Principal Financial Officer)



     /s/ John A. Spain
-------------------------------   Vice President
       John A. Spain              (Principal Accounting Officer)


            *
-------------------------------   Trustee
    Garland J. Bloom, Jr.


           *
-------------------------------   Trustee
      Philip D. Caraci


           *
-------------------------------   Trustee
     Gilbert M. Grosvenor


           *
-------------------------------   Trustee
    George M. Rogers, Jr.

           *
-------------------------------   Trustee
     B. Francis Saul III


           *
-------------------------------   Trustee
      John R. Whitmore

*By:

     /s/ Ross E. Heasley
-------------------------------
      Attorney-in-Fact
      Ross E. Heasley

                                  EXHIBIT INDEX

 EXHIBITS                             DESCRIPTION
----------  --------------------------------------------------------------------

3.          ORGANIZATIONAL DOCUMENTS

       (a) Second Amended and Restated Declaration of Trust filed with the Maryland State Department of Assessments and Taxation on May 23, 2002 as Exhibit 3(a) to Registration Statement 333-70753 is hereby incorporated by reference.

       (b) Second Amended and Restated By-Laws of the Trust dated as of May 23, 2002 as Exhibit 3(b) to Registration Statement 333-70753 is hereby incorporated by reference.

4.          INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
            INDENTURES


      *(a) Indenture, dated as of April 14, 2003, between the Trust and U.S. Bank National Association, as Trustee, with the respect to the Trust's Unsecured Notes Due for One Year to Ten Years from Date of Issue.


       (b) Indenture dated as of March 25, 1998 between the Trust and Norwest Bank Minnesota, National Association, as Trustee, with respect to the Trust's 9 3/4% Series B Senior Secured Notes due 2008, as filed as Exhibit 4(a) to Registration Statement 333-49937 is hereby incorporated by reference.

       (c) Indenture dated as of September 1, 1992 with respect to the Trust's Unsecured Notes due from One to Ten Years form Date of Issue filed as Exhibit 4(a) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (d) First Supplemental Indenture dated as of January 16, 1997 with respect to the Trust's Unsecured Notes due from One to Ten Years from Date of Issue filed as Exhibit 4(b) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (e) Second Supplemental Indenture dated as of January 13, 1999 with respect to the Trust's Unsecured Notes due from One to Ten Years from Date of Issuance as filed as Exhibit 4(l) to Registration Statement No. 333-70753 is hereby incorporated by reference.


*5.         Opinion of Shaw Pittman LLP with respect to legality of the Notes.


10.         MATERIAL CONTRACTS

       (a) Amended and Restated Advisory Contract dated as of October 1, 1982 by and among the Trust, B.F. Saul Company and B.F. Saul Advisory Company, as subsequently amended, as filed as Exhibit 10(a) to Registration Statement No. 333-70753 is hereby incorporated by reference.

       (b) Assignment and Guaranty Agreement effective May 1, 1972 by and among the Trust, B.F. Saul Company and B.F. Saul Advisory Company, as filed as Exhibit 10(b) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 2001 is hereby incorporated by reference.

       (c) Commercial Property Leasing and Management Agreement effective October 1, 1982 between the Trust and B.F. Saul Property Company filed as Exhibit 10(b) to Registration Statement No. 2-80831 is hereby incorporated by reference.

       (d) Amendments to Commercial Property Leasing and Management Agreement between the Trust and B.F. Saul Property Company dated as of December 31, 1992 (Amendment No. 5), July 1, 1989 (Amendment No. 4), October 1, 1986 (Amendment No. 3), January 1, 1985 (Amendment No. 2) and July 1, 1984 (Amendment No. 1) filed as Exhibit 10(o) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (e) Tax Sharing Agreement dated June 28, 1990 among the Trust, Chevy Chase Bank F.S.B. and certain of their subsidiaries filed as Exhibit 10(c) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (f) First Amendment to Tax Sharing Agreement effective May 16, 1995 among the Trust, Chevy Chase Bank F.S.B. and certain of their subsidiaries, as filed as Exhibit 10(f) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 2001 is hereby incorporated by reference.

       (g) Agreement dated June 28, 1990 among the Trust, B.F. Saul Company, Franklin Development Co., Inc., The Klingle Corporation and Westminster Investing Corporation relating to the transfer of certain shares of Chevy Chase Bank, F.S.B. and certain real property to the Trust in exchange for Preferred Shares of the Trust filed as
            Exhibit 10(d) to Registration Statement No. 33-34930 is hereby incorporated by reference.

       (h) Regulatory Capital Maintenance/Dividend Agreement dated May 17, 1988 among B.F. Saul Company, the Trust and the Federal Savings and Loan Insurance Corporation filed as Exhibit 10(e) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 1991 is hereby incorporated by reference.

       (i) Registration Rights and Lock-Up Agreement dated August 26, 1993 by and among Saul Centers, Inc. and the Trust, Westminster Investing Corporation, Van Ness Square Corporation, Dearborn, L.L.C., B.F. Saul Property Company and Avenel Executive Park Phase II, Inc. as filed as Exhibit 10.6 to Registration Statement No. 33-64562 is hereby incorporated by reference.

       (j) First Amendment to Registration Rights and Lock-Up Agreement dated September 29, 1999 by and among Saul Centers, Inc., the Trust, Westminster Investing Corporation, Van Ness Square Corporation, Dearborn Corporation, Franklin Property Company and Avenel Executive Park Phase II, Inc., as filed as Exhibit 10(b) to the Trust's Annual Report on Form 10-K (File No. 1-7184) for the fiscal year ended September 30, 2001 is hereby incorporated by reference.

       (k) Exclusivity and Right of First Refusal Agreement dated August 26, 1993 among Saul Centers, Inc., the Trust, B.F. Saul Company,

            Westminster Investing Corporation, B.F. Saul Property Company, Van Ness Square Corporation, and Chevy Chase Savings Bank, F.S.B. as filed as Exhibit 10.7 to Registration Statement No. 33-64562 hereby incorporated by reference.

       (l) Fourth Amended and Restated Reimbursement Agreement dated as of April 25, 2000 by and among Saul Centers, Inc., Saul Holdings Limited Partnership, Saul Subsidiary I Limited Partnership, Saul Subsidiary II Limited Partnership, Saul QRS, Inc., B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, Dearborn, L.L.C., Avenel Executive Park Phase II, L.L.C., and the Trust, as filed as Exhibit 10(k) to the Trust's Quarterly Report on Form 10-Q (File No. 1-7184) for the fiscal quarter ended March 31, 2000 is hereby incorporated by reference.

       (m) Bank Stock Registration Rights Agreement dated as of March 25, 1998 between the Trust and Norwest Bank Minnesota, National Association, as Trustee, as filed as Exhibit 4(d) to Registration Statement No. 333-49937 is hereby incorporated by reference.

       (n) Note Administration Fee Agreement dated as of February 8, 2002, between the Trust and B.F. Saul Advisory Company L.L.C., as filed as
            Exhibit 10(n) to the Trust's Quarterly Report on Form 10-Q (File No. 1-7184) for the fiscal quarter ended December 31, 2001 is hereby incorporated by reference.


*12. Statement re: Computation of Ratio of Earnings to Fixed Charges - Real Estate Trust.



*12.1 Statement re: Computation of Ratio of Consolidated Earnings to Fixed Charges - Trust.


21. List of Subsidiaries of the Trust, filed as Exhibit 21 to the Trust's 10-K (File No. 1-7184) for the fiscal year ended September 30, 2002, is hereby incorporated by reference.

 *23.  (a)  Consent of Ernst & Young LLP.

 *     (b)  Consent of Shaw Pittman LLP (included in Exhibit 5).


24. Power of Attorney, as filed on signature page to Registration Statement No. 333-104068 is hereby incorporated by reference.



25. Statement of Eligibility on Form T-1 of U.S. Bank Trust National Association, as filed as Exhibit 25 to Registration Statement No. 333-104068 is hereby incorporated by reference.

----------
*  Filed herewith.